Exhibit 99(a)(5)(B)

Southwest Georgia Financial Corporation 201 First Street S.E. Moultrie, GA 31768 PH: (229) 985-1120 FX: (229) 985-0251

News Release
INVESTOR AND MEDIA CONTACT:
George R. Kirkland
Senior Vice President and Treasurer
Phone: (229) 873-3830
investorinfo@sgfc.com

For Immediate Release
Southwest Georgia Financial Corporation
Announces Preliminary Results of Tender Offer

MOULTRIE, GEORGIA, October 16, 2006 -- Southwest Georgia Financial Corporation (AMEX: SGB), the parent company of Southwest Georgia Bank, announced today the preliminary results of its tender offer to purchase up to 575,000 shares of its common stock, which expired Friday, October 13, 2006, at 5:00 p.m. Eastern Time.

Based on a preliminary count by the depositary for the tender offer, approximately 847,125 shares of common stock have been properly tendered to date and not withdrawn at a price of $23.00 per share. As a result of the preliminary count, the Company plans to purchase all of the “small lot” shares and prorate the remaining shares that are tendered. The repurchase of the shares is expected to be funded by available cash proceeds from the Company’s sale of investment securities.

Because the number of shares tendered at the $23.00 purchase price has exceeded the number of shares the Company anticipated purchasing, after the Company purchases all of the “small lot” shares properly tendered, the Company will exercise its right to prorate the remaining shares accepted for purchase by the Company, based on the total number of shares properly tendered by each shareholder in accordance with the terms of the tender offer at the $23.00 purchase price. The repurchases will be made at an estimated proration factor of 67.9% of total shares tendered. Small lots were defined in the offer to be lots of less than 100 shares.

The proration factor and the number of shares to be purchased are preliminary and are subject to verification by the depositary. The final proration factor will be announced promptly following completion of the verification process. Any questions with regard to the tender offer may be directed to Keefe, Bruyette & Woods, Inc., the information agent, at (877) 298-6520 (toll free).

About Southwest Georgia Financial Corporation

Southwest Georgia Financial Corporation is a state-chartered bank holding company with approximately $309 million in assets headquartered in Moultrie, Georgia. Its primary subsidiary, Southwest Georgia Bank, offers comprehensive financial services to consumer, business, and governmental customers. The current banking facilities include the main office located in Colquitt County, branch offices located in Baker County, Thomas County, and Worth County. The bank provides, in addition to conventional banking services, investment planning and management, trust management, mortgage banking and commercial and individual insurance products. Insurance products and advice are provided by Southwest Georgia Insurance Services which has an office in Colquitt County. Mortgage banking for primarily commercial properties is provided by Empire Financial Services, Inc., a mortgage banking services firm.

More information on Southwest Georgia Financial Corp. and Southwest Georgia Bank can be found at its website: www.sgfc.com.

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